                                                                     EXHIBIT 8.3

                                                      PricewaterhouseCoopers LLP
                                                      Suite 800W
                                                      1301 K St., N.W.
                                                      Washington, DC 20005-3333
                                                      Telephone (202) 414-1000
                                                      Facsimile (202) 414-1301

Mr. Frank Khulusi
Chief Executive Officer
Creative Computers, Inc.
2555 West 190th Street
Torrance, California  90504

Mr. Gregory Jones
Chief Executive Officer
uBid, Inc.
2525 Busse Road
Oak Grove Village, Illinois  60007


February 4, 2000

                   RE:  PROPOSED ACQUISITION OF UBID BY CMGI
                   -----------------------------------------
      EFFECT ON FEDERAL INCOME TAX CONSEQUENCES OF PRIOR SPIN-OFF OF UBID
      -------------------------------------------------------------------

Dear Messrs. Khulusi and Jones:

You have requested our opinion regarding the impact of the proposed acquisition of all of the outstanding stock of uBid, Inc. ("uBid") by CMGI, Inc. ("CMGI") (the "Acquisition") on the prior tax-free distribution of the stock of uBid (the "Distribution") by Creative Computers, Inc. (DE) ("Holdings"). Specifically, you requested our opinion on whether the Acquisition would cause the Distribution to be taxable to Holdings under section 355(e).

                                  BACKGROUND
                                  ----------
Holdings is a publicly traded corporation which owns all of the outstanding stock of Creative Computers Inc. (CA) ("Creative"). Prior to June 7, 1999 Creative owned 7,329,883 shares, representing at least 80 percent of the voting power and value, of the outstanding stock of uBid. The remaining 1,817,000 shares of uBid were owned by the public as a result of uBid's initial public offering on December 4, 1998. On June 7, 1999, Creative distributed the stock of uBid it held to Holdings, and Holdings then distributed the stock of uBid it held to its shareholders, in transactions intended to qualify for tax-free treatment under sections

368(a)(1)(D)/1/ and 355. One of the business purposes for the distribution of the stock of uBid by Creative and Holdings was to facilitate the uBid public offering which had occurred on December 4, 1998. Following the Distribution, all of the outstanding uBid stock was held by the public. PricewaterhouseCoopers LLP ("PwC") previously issued an opinion on the federal income tax consequences of the Distribution (the "Opinion").

On November 17, 1998, SC Fundamental L.P., an investment advisor and previously a greater than five percent shareholder in Holdings, sold 799,500 of its Holdings shares on the open market. On January 21, 1999, Amre Youness, previously a greater than five percent shareholder in Holdings, sold 201,200 of his Holdings shares on the open market. Neither of these sales was placed to a single buyer or group of buyers, and each decision to sell was an independent investment decision of each seller. To the best of the knowledge of management, each sale was not part of plan or series of transactions in which one or more persons acquired control of either Holdings or uBid.

On September 23, 1999, uBid issued 2,300,000 shares of its common stock in a public offering (the "Secondary Offering"). PwC previously issued a tax opinion regarding the impact of the Secondary Offering on the Distribution (the "Secondary Offering Opinion").

As of February 4, 2000, there were 2,902,741 outstanding options to acquire uBid stock, of which 509,862 were received by Holdings option holders upon the Distribution. All other uBid stock options were issued to uBid employees in the ordinary course of business in the form of compensation to such employees.
Other than market trading of uBid's stock, there have been no other issuances of uBid stock or of instruments convertible, directly or indirectly, into uBid
stock.   PwC previously has issued tax opinion regarding the impact of the proposed issuance of 200,000 additional stock options by uBid on the Distribution (the "Stock Option Opinion").

It has been proposed that CMGI, a publicly traded corporation, acquire all of the outstanding stock of uBid in a transaction intended to qualify as a tax-free reorganization under section
---------------------------
/1/ All section references are to the Internal Revenue Code of 1986, as amended. All references to Treas. Reg. are to the Treasury regulations promulgated thereunder.

368(a)(1)(A) and section 368(a)(2)(E). In the Acquisition, solely shares of CMGI would be issued to each shareholder of uBid in exchange for their uBid shares, with uBid becoming a wholly owned subsidiary of CMGI.

                                     ISSUE
                                     -----
You have requested PwC to consider whether the Acquisition will adversely impact the conclusions reached in the Opinion. Specifically, you have asked whether uBid and Holdings should be able to rebut the presumption that the Acquisition and Distribution occurred as part of a single plan (or series of related transactions) for purposes of the application of section 355(e).

                                    OPINION
                                    -------
In rendering our opinion on the federal income tax consequences of the impact of the Acquisition on the Distribution, we have reviewed the Agreement and Plan of Merger and Reorganization, draft dated January 31, 2000.

Our opinion is based upon the assumptions and representations made and contained herein being true, correct and complete. In rendering our opinion we have materially relied upon such facts, assumptions, and representations referred to herein without undertaking independently to verify the accuracy and completeness of the matters covered thereby. In the event any one of the facts, representations or assumptions is incorrect, the conclusion reached in this opinion might be adversely affected.

Our opinions represent our best judgment of how a court would rule if presented with the issues addressed therein and will not be binding upon either the IRS and/or a U.S. court of competent jurisdiction. The requirements for nonrecognition under section 355(e) are to a significant extent subjective in nature, and there is little authority addressing their application to the particular facts presented by the proposed transaction. Assurance cannot be given that a position taken in reliance on our opinions will not be challenged by the IRS or rejected by a court. No ruling will be requested from the IRS regarding the proposed transaction.

It is our opinion, based on the facts, assumptions and representations contained herein, that uBid and Holdings should be able to rebut the presumption that the Acquisition and Distribution occurred as part of a single plan (or series of related transactions) for purposes of application of section 355(e).

                                REPRESENTATIONS
                                ---------------
In rendering a tax opinion on the effect of the Acquisition on the Distribution, the management of Holdings, uBid and CMGI, and in certain cases, the five percent or greater shareholders of Holdings, have made certain representations to PwC. If any one of these representations is not true, accurate, and complete, our opinions could change. PwC has materially relied on the accuracy of these representations, and has not attempted to independently verify any of these representations.

1. All representations and assumptions made in the Opinion were true and accurate as of the date of the Distribution, and the management of Holdings, Creative, and uBid are not aware of any events or conditions occurring subsequent to the Distribution which would make any of the representations or assumptions not true and accurate.

2. All representations and assumptions made in the Secondary Offering Opinion and the Stock Option Opinion were true and accurate as of the date of the issuance of such letters, and the management of Holdings, Creative, and uBid are not aware of any events or conditions occurring subsequent to such dates of issuance which would make any of the representations or assumptions not true and accurate.

3. There were no discussions, negotiations, agreements, understandings, or other arrangements between the management of uBid, CMGI, or Holdings prior to January 1, 2000 regarding an acquisition, merger, investment, partnership, or any other relationship (a "Transaction") between uBid and CMGI or between Holdings and CMGI .

4. At the time of the Distribution, Holdings, uBid, and the five percent or greater shareholders of Holdings did not intend that one or more persons would acquire a fifty percent or greater interest in Holdings or uBid during the two year period following the Distribution.

5. uBid had no discussions with an investment banker, advisor, or other agent prior to January 1, 2000 regarding any transaction with CMGI.

6. The distribution of the stock of uBid by Holdings was not motivated in whole or substantial part by an intention to decrease the likelihood of an acquisition of Holdings.

7. Prior to contact with CMGI, neither uBid nor Holdings had engaged an investment banker, advisor, or their agent for purposes of identifying a purchaser for all the stock of uBid, or for purposes of evaluating any offer for all the stock of uBid.


                        FEDERAL INCOME TAX CONSEQUENCES
                        -------------------------------

   Legislative History to Section 355(e)
   -------------------------------------
In general, if certain requirements are satisfied, section 355 provides for nonrecognition of gain or loss on the distribution of stock of a controlled corporation by a distributing corporation to its shareholders. Prior to the enactment of section 355(e), it was possible for changes in the ownership of the distributing corporation and the controlled corporation to occur in the context of tax-free reorganizations following an otherwise tax-free distribution under section 355./2/ However, certain leveraged spin-off transactions, in which one of the two corporations in a spin-off could obtain cash for a significant amount of the value of the other corporation, resulted in the introduction of legislation aimed at preventing corporations from receiving tax-free treatment in transactions meeting the technical requirements of section 355 but more closely resembling taxable sale transactions.

As part of its fiscal year 1997 budget, the Clinton Administration introduced a provision which would have required the distributing corporation to recognize gain in an otherwise tax-free section 355 distribution unless the direct and indirect shareholders of the distributing corporation controlled at least 50 percent of the voting power and value of the distributing and controlled corporations at all times during the four year period beginning two years prior to

---------------------------
/2/ Comm'r v. Mary Archer W. Morris Trust, 367 F2d 794 (4th Cir. 1966).

the spin-off./3/ In this proposal, an unrelated transaction was described as "a transaction that is not pursuant to a common plan or arrangement that includes the distribution."

Following the introduction of the Clinton Administration proposal, identical bills were introduced in the House and Senate, the language of which were substantially similar to current section 355(e)./4/ These bills were concerned with tax-free spin-offs which were undertaken as part of a plan (or series of related transactions) pursuant to which a person acquires stock representing a 50 percent or greater interest in the distributing corporation or any controlled corporation.

These bills were enacted as part of the Taxpayer Relief Act of 1997./5/ The "Blue Book"/6/ describing section 355(e) states that a public offering of sufficient size can result in an acquisition that causes gain recognition under section 355(e). The "Blue Book" further states that acquisitions occurring within the four-year period beginning two years prior to the date of distribution are presumed to have occurred pursuant to a plan or arrangement, and that taxpayers can avoid gain recognition by showing that an acquisition occurring during this four-year period was unrelated to the distribution. Additionally, whether a corporation is acquired is determined under rules similar to those of section 355(d), except that acquisitions are not restricted to "purchase" transactions.

   Section 355(e)
   --------------
As enacted, if there is a distribution of stock to which section 355(e) applies, any stock or securities in the controlled corporation shall not be treated as qualified property for purposes of section 355(c)(2) and section 361(c)(2).
Section 355(e)(1).  Section 355(e) applies to any
---------------------------
/3/ Department of the Treasury, General Explanation of the Administration's
    Revenue Proposals, p. 86 (March, 1996).
/4/ H.R. 1365, 105th Cong. (1997) and S. 612, 105th Cong. (1997).
/5/ Public Law No. 105-34.
/6/ General Explanation of Tax Legislation Enacted in 1997, prepared by the staff of the Joint Committee on Taxation, December 17, 1997.

distribution which is a section 355 distribution, and which is part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50-percent or greater interest/7/ in the distributing corporation or any controlled corporation.
Section 355(e)(2)(A). If one or more persons acquire, directly or indirectly, stock representing a 50 percent or greater interest in the distributing corporation or any controlled corporation during the four year period beginning two years prior to the distribution, such acquisition shall be treated as pursuant to a plan described in section 355(e)(2)(A) unless it is established that the distribution and the acquisition are not pursuant to a plan or series of related transactions.

To date, there has been limited guidance from the Internal Revenue Service regarding the application of section 355(e). Specifically, there has been no authoritative guidance on what constitutes a "plan or series of related transactions" for purposes of section 355(e).

   The Proposed Regulations
   ------------------------
On August 19, 1999, proposed regulations were issued under Treas. Reg. section 1.355-7 addressing certain specific aspects of the application of section 355(e). Proposed Treas. Reg. section 1.355-7 is proposed to be effective for distributions occurring after the regulation is published in final form; therefore, the proposed regulations and any final regulations issued with the effective date of the proposed regulations do not apply to the Distribution. However, the proposed regulations, although controversial, are instructive in understanding the views of the IRS regarding the application of section 355(e).

In general, section 355(e) applies to any distribution to which section 355 applies, and which is part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50 percent or greater interest in the distributing corporation or any controlled corporation. Prop. Treas. Reg. section 1.355-7(a)(1). Additionally, under Prop. Treas. Reg. section 1.355-7(a)(1)(iii), the existence of a

---------------------------
/7/ "50-percent or greater interest" is defined in section 355(3)(4)(A) through reference to section 355(d)(4) as ownership of at least 50 percent of the total combined voting power of the corporation, or at least 50 percent of the value of all shares of all classes of stock of the corporation.

plan (or series of related transactions) does not depend on whether or not more than one person acts in concert.

If a distribution occurs within two years of an acquisition by one or more persons of an interest in the distributing corporation or any controlled corporation, the distribution and that acquisition are presumed to be part of a plan (or series of related transactions). Prop. Treas. Reg. section 1.355-7(a)(2)(i). Under Prop. Treas. Reg. section 1.355-7(a)(2)(ii), in the case of an acquisition occurring after a distribution, the distributing corporation may rebut the presumption that a distribution and acquisition occurred pursuant to a plan (or series of related transactions) by establishing clear and convincing evidence that:

(i) The distribution was motivated in whole or substantial part by a corporate business purpose (other than an intent to facilitate an acquisition or decrease the likelihood of the acquisition of one or more businesses by separating those businesses from others that are likely to be acquired); and

(ii) The acquisition occurred more than six months after the distribution and there was no agreement, understanding, arrangement, or substantial negotiations concerning the acquisition at the time of the distribution or within six months thereafter.

Prop. Treas. Reg. section 1.355-7(a)(2)(iii) provides an alternative rebuttal in the case of an acquisition after a distribution. In this alternative rebuttal, the distributing corporation also may rebut the presumption that the distribution and acquisition occurred as part of a single plan (or series of related transactions) by establishing clear and convincing evidence that:

(i) At the time of the distribution, the distributing corporation, the controlled corporation, and their controlling shareholders did not intend that one or more persons would acquire a 50-percent or greater interest in the distributing corporation or any controlled corporation during the two year period beginning on the date of the distribution (or later pursuant to an agreement, understanding, or arrangement existing on the date of the distribution or within six months thereafter; OR the distribution was not motivated in whole or substantial part by an intention to facilitate an acquisition of an interest in the distributing or controlled corporation; and

(ii) At the time of the distribution, neither the distributing corporation, the controlled corporation, nor their controlling shareholders would reasonably have anticipated that it was more likely than not that one or more persons would acquire a 50 percent or greater interest in the distributing corporation or the controlled corporation within two years after the distribution (or later pursuant to an agreement, understanding, or arrangement existing at the time of the distribution or within six months thereafter); and

(iii) The distribution was not motivated in whole or substantial part by an intention to decrease the likelihood of the acquisition of one or more businesses by separating those businesses from others that are likely to be acquired.

For purposes of applying the alternative rebuttal, if an acquisition by one or more persons of an interest in either the distributing corporation or any controlled corporation before the distribution is part of a plan (or series of related transaction) involving the distribution, the distributing corporation, the controlled corporation, and their controlling shareholders must include the amount of stock acquired in that acquisition as an amount they intended (or could have reasonably anticipated) at the time of the distribution to be acquired during the two year period following the distribution. Prop. Treas. Reg. section 1.355-7(a)(2)(iv)(A) and Prop. Treas. Reg. section 1.355-7(a)(2)(iv)(C).

For purposes of determining the intentions, motivations, and reasonable anticipations of the relevant parties under the alternative rebuttal, the consequences of the application of section 355(e), directly or by indemnity, are disregarded. Prop. Treas. Reg. section 1.355-7(a)(2)(iv)(D).

Under Prop. Treas. Reg. section 1.355-7(a)(4), a controlling shareholder of a publicly traded corporation is any person who, directly or indirectly, or together with related persons, owns five percent or more of any class of stock of the distributing corporation or controlled corporation and who actively participates in the management or operation of the corporation.

For purposes of section 355(e), Prop. Treas. Reg. section 1.355-7(a)(5) provides that the parties do not necessarily have to have entered into a binding contract or to have reached an agreement on all terms to have any "agreement, understanding, or arrangement." Under Prop. Treas. Reg. section 1.355-7(a)(6), each acquisition of stock of a corporation acquired pursuant to a plan (or series of related transactions) involving a distribution will be aggregated with all acquisitions of stock of that corporation acquired pursuant to a plan (or series of related transactions) involving the distribution to determine whether a prohibited acquisition has occurred.

   Letter from Merrill Lynch - Consistency Between Stock Offerings and
   -------------------------------------------------------------------
   Distributions
   -------------
Merrill Lynch, the investment bank representing uBid on the Acquisition, has provided a letter to PwC regarding the inconsistency between uBid's primary and secondary offering, and the Acquisition./8/ Merrill Lynch states in this letter that inconsistency in the primary and secondary offerings and the Acquisition are in the areas of transaction negotiation, purchase price, and independent management of the public company.

Specifically, Merrill Lynch stated that the sale of control of a company is much easier to negotiate on behalf of a privately held entity than of a publicly traded one, which in large part is due to the greater scrutiny of sale of control transactions facilitated by various state and Federal regulations. First, charter and by-law provisions, poison pills and state statutes governing the approvals required for mergers and acquisitions all tend to complicate the acquisition of a public company. Second, disclosure regulations and greater shareholder activism over the years has increased the awareness and sensitivity of directors of public companies to their fiduciary responsibilities. Finally, Federal regulations relating to the prohibition against purchasing shares in a public company without disclosing non-public information previously received, limits the flow of information from sellers to buyers, thereby making the negotiation of the sale of a public company more complex.

Once a company has gone public, its minimum price in a sale of control context is established. Merrill Lynch stated that the notion of a "control premium" is well-established, approximating 25% - 35% across all sectors and transaction sizes over the past 15 years. Merrill Lynch stated that the payment of a premium for control for technology companies (especially those in the
---------------------------
/8/ Dated February 4, 2000.

internet space) is particularly difficult for acquirors of these companies because of the extremely high multiples and, hence, prices at which these companies are taken public. While the S&P 500 trades at multiples of earnings in the 20x - 30x range, internet companies have no short-term or medium-term prospect of generating any earnings and trade on the basis of measures such as revenues, page views and subscribers - all metrics that do not necessarily imply a real return to shareholders on their investment. Merrill Lynch believes that not only does this phenomenon suggest that it could be extremely expensive to acquire a publicly traded internet company at its market price (or even at a discount), but it also implies that only a company with a similarly valued currency (another publicly traded internet company) can in fact afford to make the acquisition without worrying about the dilutive effect such a transaction would have on its shareholders.

Lastly, Merrill Lynch stated that the public sale and/or distribution of a company's shares is facilitated and enhanced by the management team which is "presented" to the public market as qualified to run the business, incented appropriately to implement the company's strategic plan, and enthusiastic about managing independently the day-to-day activities of the business. In addition to management's implicit (if not explicit) statement of its desire to "go it alone," the management of a company which has recently gone public will likely oppose (as best as it can) the sale of control. Merrill Lynch stated that the development, establishment and presentation of a management team is a costly and time-consuming exercise for which strategic acquirors will likely not pay top dollar, and that the notion that a strategic acquiror will pay a seller's shareholders for some of the "synergies" it will realize is premised in large part on that acquiror's lack of interest in some or all of the target company's management team.

For the reasons stated above, Merrill Lynch believes that the Acquisition is inconsistent with uBid's initial public offering, which was one of the principal business reasons for the Distribution.

   Application of Section 355(e) to Acquisition
   --------------------------------------------

As currently proposed, Prop. Treas. Reg. section 1.355-7 is not applicable to the Distribution because the Distribution occurred prior to proposed effective date of the regulations. Therefore, most crucial to the analysis of the impact of section 355(e) on the Acquisition to the Distribution is the statute and legislative history supporting the statute. This analysis is largely based upon whether the Distribution and Acquisition are part of a plan (or series of related transactions).

Based upon representations made by Holdings, uBid, CMGI, and in certain cases, five percent or greater shareholders of Holdings, there were no discussions, negotiations, agreements, understandings, or other arrangements between the management of uBid, CMGI, or Holdings prior to January 1, 2000 regarding an acquisition, merger, investment, partnership, or any other relationship (a "Transaction") between uBid and CMGI or between Holdings and CMGI. Further, it has been represented to PwC that prior to contact with CMGI, neither uBid nor Holdings had engaged an investment banker, advisor, or their agent for purposes of identifying a purchaser for the stock of uBid, or for purposes of evaluating any offer for the stock of uBid, and that uBid had no discussions with an investment banker, advisor, or other agent prior to January 1, 2000 regarding any Transaction with CMGI.

Additionally, as discussed in the letter from Merrill Lynch, the initial public offering undertaken by uBid prior to the Distribution, which was one of the business reasons for the Distribution, and the secondary offering are not consistent with facilitating the acquisition of uBid by CMGI.

Based upon these representations and advice, the Acquisition and Distribution should not be considered as transactions undertaken as part of a plan or series of related transactions. The Acquisition was not contemplated at the time of the Distribution, and instead was only contemplated more than six months following the Distribution. We are not aware of any evidence that supports the Distribution and Acquisition as occurring as part of a single plan (or series of related transactions). Therefore, under the statutory language of section 355(e), Holdings and uBid should be able to rebut the presumption that the Acquisition and Distribution occurred as part of a single plan (or series of related transactions), even though the Acquisition occurred within two years from the date of the Distribution.

Although not directly applicable to the Distribution, it is prudent to consider whether the proposed regulations under section 1.355-7 result in the Acquisition implicating section 355(e) with respect to the Distribution. There were three independent business reasons for the Distribution; to facilitate the initial public offering, to provide meaningful equity participation to key employees of uBid, and to eliminate competitive impediments to uBid's auction-based internet business. Because each of these business reasons for the Distribution could satisfy the business purpose requirement of section 355, the general rebuttal of the proposed regulations should be satisfied. The Distribution occurred for business reasons other than the acquisition of uBid or Creative stock and the Acquisition will occur more than six months after the Distribution. Management of uBid, Holdings, and CMGI has each represented that there was no agreement, understanding, arrangement, or substantial negotiations concerning the Acquisition at the time of the Distribution or within six months thereafter.

Because one of the business purposes for the Distribution was to facilitate the uBid initial public offering, it becomes prudent to analyze whether the alternative rebuttal of Treas. Reg. section 1.355-7(a)(2)(iii) could be satisfied. With respect to the first prong of the alternative rebuttal, it has been represented to PwC that at the time of the Distribution, Holdings, uBid, and the five percent or greater shareholders of Holdings did not intend that one or more persons would acquire a fifty percent or greater interest in Holdings or uBid during the two year period following the Distribution.

With respect to the second prong of the alternative rebuttal, representations made by Holdings and uBid to PwC at the time of the Opinion support the position that neither Holdings, uBid, nor their controlling shareholders would reasonably have anticipated that it was more likely than not that one or more persons would acquire a 50 percent or greater interest in uBid within two years after the distribution. These representations made at the time of the Opinion were as follows:

     In no event will 50 percent or more of the total combined voting power of all classes of stock entitled to vote or 50 percent or more of the total value of shares of all classes of stock of Holdings or uBid, directly or indirectly, be offered to the public, acquired by or issued to one or more persons, or issued through option exercises during the four-year period beginning on the date which is two years before the date of the Distribution, unless it is established that the Distribution and the offering of the Holdings or uBid stock to the public, the acquisition or issuance of the Holdings or uBid stock by or to one or more persons, or the issuance of the Holdings or uBid stock through option exercises are not pursuant to a plan or series of related transactions.

     Following the four year period beginning two years before the date of the Distribution, there is no plan or intention for 50 percent or more of the total combined voting power of all classes of stock entitled to vote or 50 percent or more of the total value of shares of all classes of stock of Holdings or uBid, directly or indirectly, to be offered to the public, acquired by or issued to one or more persons, or to be issued through option exercises.

Based upon these representations, and assuming their accuracy and completeness, Holdings, uBid, and their controlling shareholders did not anticipate that it was more likely than one or more persons would acquire a 50 percent or greater interest in uBid. The analysis prepared by Merrill Lynch also supports the conclusion that uBid, Holdings, and their controlling shareholders did not reasonably anticipate the Acquisition or any other acquisition of a 50 percent or greater interest of uBid at the time of the Distribution.

With respect to the third and final prong of the alternative rebuttal, it has been represented to PwC that the Distribution was not motivated in whole or substantial part by an intention to decrease the likelihood of an acquisition of Holdings.

In order for each prong of the alternative rebuttal to be satisfied, it is necessary that uBid and Holdings establish clear and convincing evidence in support of each prong. There is currently no authority available describing what type of evidence constitutes clear and convincing evidence for purposes of section 355(e). However, based upon the representations made at the time of the Opinion and the representations made within the letter, the evidence of the intent of Holdings, uBid, and CMGI support the satisfaction of the alternative rebuttal. We are not aware of any evidence or other factual information which would prevent uBid and Holdings from satisfying the alternative rebuttal of Prop. Treas. Reg. section 1.355-7(a)(2)(ii).

In summary, uBid and Holdings should be able to rebut the presumption that the Acquisition and Distribution occurred as part of a single plan (or series of related transactions).

                            CAVEATS AND LIMITATIONS
                            -----------------------
This opinion is based upon the information presented and the facts and assumptions described above. Our opinion does not address any transactions other than those described above, or any transactions whatsoever, if all the transactions described therein are not consummated as described without waiver or breach of any material provision thereof or if the information, assumptions and representations set forth therein are not true and accurate at all relevant times. If any of the information, assumptions or representations are incorrect, the conclusions reached in our opinion might be adversely affected.

No assurance can be given that future legislative or administrative changes, on either a prospective or retroactive basis, would not adversely affect the accuracy of the conclusions stated therein. PwC undertakes no responsibility to advise any party or shareholder of any developments in the application or interpretation of the federal income tax laws.

The opinion will not address any federal income tax consequences of the transactions described therein, or transactions related or proximate to the transactions described therein, except as specifically set forth. Specifically, the opinion will not address any tax consequences of the Issuance, or the effect of any transaction involving the stock of Holdings, Holdings, or uBid, other than those specifically named herein.

The opinion does not address any state, local, foreign, or other tax consequences that may result from any of the transactions described herein, or transactions related to the transactions described herein.

We will assume that all documents provided to us, if any, represent the final form of the documents or will result in the final form of the documents and will be similar in all respects to the documents, as executed.

                        * * * * * * * * * * * * * * * *

If you have any questions, please do not hesitate to call Mark Boyer at (202) 414-1629 or Al Remeikis at (202) 414-1602.

Very Truly Yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Tax and Legal Services

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